November 12, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Elizabeth Besinger, Division of Investment Management

Re:	Virtus Insight Trust

File Nos. 033-64915 and 811-07447

Post-Effective Amendment No. 60

Virtus Equity Trust

File Nos. 002-16590 and 811-00945

Post-Effective Amendment No. 101

Virtus Opportunities Trust

File Nos. 033-65137 and 811-07455

Post-Effective Amendment No. 73

Dear Ms. Besinger:

Thank you for your telephonic comments on October 16, 2014 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Insight Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on September 12, 2014. As discussed during our call, we acknowledge that although the comments were given referencing the filing for Virtus Insight Trust, the comments apply equally to the filings for Virtus Equity Trust and Virtus Opportunities Trust. Below, we describe the changes made to each of the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed on behalf of each trust under Rule 485(b) upon the automatic effectiveness of our previous filings on November 12, 2014.

Comment 1.            Cover page. In your subsequent filing, please update the prospectus and Statement of Additional Information (“SAI”) covers to show ticker symbols for the new share class. Please also update the Edgar database with said symbols.

Response 1.          We will update the prospectus and SAI covers in our upcoming 485BPOS filings. We will also update the Edgar data based as soon as practicable.

Comment 2.         Part C, as incorporated by reference. For all future filings under Rule 485(a), you must include a full Part C in the filing and not incorporate by reference a previously filed Part C.

Response 2.          For all future filings under Rule 485(a), we will include a full Part C and not incorporate by reference a previously filed Part C.

Securities distributed by VP Distributors, LLC

Comment 3.            Prospectus supplement. In your 485B filing, please also include a notation updating the fund and ticker symbol table on the cover page of the prospectus, as you have in the SAI supplement.

Response 3.          We have included the referenced disclosure.

Comment 4.            Prospectus supplement, Fees and Expenses table. Please move the footnote marker for footnote (a) to the line “Remainder of Other Expenses.”

Response 4.          We have made the requested correction.

Comment 5.         Prospectus supplement, Payments to Broker-Dealers and Other Financial Intermediaries. Please review the disclosure you have added in relation to the requirement that disclosure in this section be at least comparable to the disclosure set forth in Item 8 of Form N1-A. If it cannot be conformed, then omit it as disclosure that is not required is not permitted in this section, or try to build on your existing disclosure and more briefly describe the differences.

Response 5.          We acknowledge that the disclosure we are adding to this section does not strictly comply with Item 8; however, we believe that the existing disclosure concerning payments to financial intermediaries and potential conflicts caused thereby does not apply to the circumstances of sales of R6 Shares since no such payments are made. We believe the disclosure we have added provides clarity around the structure of Class R6 Shares that was perhaps not anticipated as necessary at the last update of Form N-1A when these types of share classes did not yet exist in the market, but due to current markets and class structures provides important information to potential investors and intermediaries. We have therefore made no changes in response to this comment.

Comment 6.         Prospectus supplement, “What are the classes and how do they differ?” Please revise this section to indicate that a column for Class R6 Shares will be added to both tables.

Response 6.          We have added the requested disclosure.

Comment 7.            Prospectus supplement, “What are the share classes and how do they differ” and “What arrangement is best for you?” Please check page number references—they don’t appear to match up when reviewing the statutory prospectus as filed on Edgar.

Response 7.          We will update any page references found to be incorrect, bearing in mind the references are expected to match up to the statutory prospectus as posted on the Virtus website.

Comment 8.            Prospectus supplement, How to Buy Shares. Some of the disclosure appearing in the existing section that you have indicated will now only apply to Class A, Class C and Class I Shares will actually also apply to Class R6 Shares. For instance: (i) purchases being effected based on the NAV next determined, and (ii) the right to refuse any order that might disrupt efficient operations. Please revise this section to clarify which aspects of the disclosure may apply to all classes of shares and which apply only to certain classes of shares.

Response 8.          We have made the requested changes.

Comment 9.         Prospectus supplement, How to Sell Shares. Some of the disclosure appearing in the existing section that you have indicated will now only apply to Class A, Class C and Class I Shares will actually also apply to Class R6 Shares. For instance: (i) the investor has the right to redeem at

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NAV, (ii) there are no redemption fees, and (iii) payments are generally made within 7 days. Please revise this section to clarify which aspects of the disclosure may apply to all classes of shares and which apply only to certain classes of shares.

Response 9.          We have made the requested changes.

Comment 10.     Prospectus supplement, Things You Should Know When Selling Shares. Some of the disclosure appearing in the existing section that you have indicated will now only apply to Class A, Class C and Class I Shares will actually also apply to Class R6 Shares. For instance: (i) tax consequences and (ii) potential for payment of large redemptions in kind. Please revise this section to clarify which aspects of the disclosure may apply to all classes of shares and which apply only to certain classes of shares.

Response 10.      We have made the requested changes.

Comment 11.        SAI supplement, Dealer Concessions. Some of the disclosure appearing in the existing section that you have indicated will now only apply to Class A, Class C and Class I Shares will actually also apply to Class R6 Shares. Please revise this section to clarify which aspects of the disclosure may apply to all classes of shares and which apply only to certain classes of shares.

Response 11.      The referenced disclosure does not apply to Class R6 Shares; we have therefore made no changes in response to this comment.

Comment 12.        SAI supplement, How to Redeem Shares. Some of the disclosure appearing in the existing section that you have indicated will now only apply to Class A, Class C and Class I Shares will actually also apply to Class R6 Shares. For instance: (i) payments are generally made within 7 days and (ii) potential for payment of large redemptions in kind. Please revise this section to clarify which aspects of the disclosure may apply to all classes of shares and which apply only to certain classes of shares.

Response 12.      We have made the requested changes.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc: Ann Flood

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